

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 19, 2006

Kimberly B. Snyder
Senior Vice President and Chief Financial Officer
Valley Financial Corporation
36 Church Avenue, S.W.
Roanoke, Virginia 24011

Re: **Valley Financial Corporation**
       Form 10-KSB for the Fiscal Year Ended December 31, 2004
       Forms 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30,
       2005 and September 30, 2005
       File No. 0-28342

Dear Ms. Snyder:

       We have reviewed your response dated January 10, 2006 to our comment letter
dated December 29, 2005. We have completed our review of your Form 10-KSB and
related filings and have no further comments at this time.

                                    Sincerely,

                                    Joyce Sweeney
                                    Accounting Branch Chief